                                                                    EXHIBIT 99.1

                                                            Corporate Disclosure
                                                           [English Translation]
                                                                  March 25, 2005



                RESULTS OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

1.   APPROVAL OF FINANCIAL STATEMENTS



                                                            (Unit : KRW million)

                                                  Fiscal Year 2004
------------------------------------------------------------------------------------------------------------

Total assets                                  3,172,434  Revenue                                  1,436,485
------------------------------------- ------------------ ----------------------------------- ---------------

Total liabilities                             1,397,038  Operating profit                           114,021
------------------------------------- ------------------ ----------------------------------- ---------------

Paid-in capital                               2,310,676  Net income                                  10,493
------------------------------------- ------------------ ----------------------------------- ---------------

Total shareholders' equity                    1,775,396  EPS (KRW)                                       23
------------------------------------- ------------------ ----------------------------------- ---------------

                 Opinion of outside auditors                                              Fair
-------------------------------------------------------- ---------------------------------------------------



2.   RESOLUTION ON DIVIDEND PAYOUT : N/A

3.   THE STATUS OF THE DESIGNATION OF THE OFFICERS ( AS OF THE NOMINATION DATE)

     A.   Current status of designated officers : N/A

     B.   Number of outside directors after designation

          Total number of directors : 8

          Total number of outside directors : 5

          Proportion of outside directors : 62.5%

     C.   Total number of Audit Committee members after designation

          Audit Committee members who are outside directors : 3

          Audit Committee members who are not outside directors : none



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4.   OTHER RESOLUTIONS

     A. Agendum 1 : Approval of the Balance Sheets and Income Statements for the fiscal year 2004

          -> Approved as proposed

     B. Agendum 2 : Approval of the Statements of Disposition of Deficit for the fiscal year 2004

          -> Approved as proposed

     C.   Agendum 3 : Amendment of the Articles of Incorporation

          -> Approved as proposed

     D. Agendum 4 : Approval of the ceiling amount of remuneration for directors for year 2005

          -> Approved as proposed

     E.   Agendum 5 : Approval of granting the stock option rights

          -> Approved as proposed

5.   DATE OF SHAREHOLDERS' MEETING

     March 25, 2005